BLACK MOUNTAIN CAPITAL CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Form of Proxy - Annual and Special Meeting to be held on July 16, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on July 12, 2007.

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Black Mountain Capital Corporation (the "Corporation") hereby appoints: Navchand Jagpal, or failing him J. Lewis Dillman.

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Black Mountain Capital Corporation to be held at Suite 900 - 555 Burrard Street, Vancouver, British Columbia, Canada, on Monday, July 16, 2007 at 10:00 a.m. (Vancouver time) and at any adjournment(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Mahmoud S. Aziz	☐	☐

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2. Appointment of Auditors

	For	Withhold
Appointment of De Visser Gray LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Change of Name

	For	Against
To consider and, if thought fit, to pass, with or without variation, a special resolution approving the amendment to the Corporation's articles to change the name of the Corporation from "Black Mountain Capital Corporation" to "SRJ Investment Corporation" or to such other name as determined by the directors and that is acceptable to the Yukon Registrar of Corporations and the TSX Venture Exchange.	☐	☐

4. Consolidation of Issued Common Shares

	For	Against
To consider and, if thought fit, to pass, with or without variation, a special resolution approving the consolidation of the issued common shares of the Corporation on the basis of one new common share for every five previously issued common shares.	☐	☐

5. Stock Option Plan

	For	Against
To consider and, if though fit, to pass, with or without variation, an ordinary resolution ratifying and approving the Corporation's stock option plan.	☐	☐

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6. Transact Other Business

	For	Against
To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.